Exhibit 4.168

FORM APPROVED
Form 3200-24	UNITED STATES	OBM NO. 1004-0038
(November 1984)	DEPARTMENT OF THE INTERIOR	Expires January 31,1986
BUREAU OF LAND MANAGEMENT

	OFFER TO LEASE AND LEASE FOR GEOTHERMAL RESOURCES	Serial No. CACA43302

The undersigned (see reverse) offers to lease all or any of the lands in item 2 that are available for lease pursuant to the Geothermal Steam Act of 1970 (30 U.S.C. 1001-1025).

Read Instructions Before Completing

1.	Name	ORMAT Nevada, Inc.

	Street	980 Greg Street

	City, State, Zip Code	Sparks, NV, 89431-6039

2.	Surface managing agency if other than BLM:	Unit/Project

Legal description of land requested (segregate by public domain and acquired lands):

T. 11 S	R. 10 E	Meridian SBM	State CA	County Imperial

Section 18, all

Total acres applied for 650.96

Percent U.S. interest 100

Amount remitted:	Filing fee $ 73	Rental fee $ 651	Total $ 726

DO NOT WRITE BELOW THIS LINE

3.	Land included in lease:

T.	R.	Meridian	State	County

Same as Item 2

Lessee election to apply the Geothermal regulations as of June 1, 2007 is attached hereto and made a part hereof.

Special Stipulation entitled Exhibit A is attached hereto and made a part hereof.
Total Acres in lease

Rental retained $

In accordance with the above offer, or the previously submitted competitive bid, this lease is issued granting the exclusive right to drill for, extract, produce, remove, utilize, sell and dispose of all the geothermal resources in the lands described in item 3 together with the right to build and maintain necessary improvements thereupon, for a primary term of 10 years. Rights granted are subject to applicable laws, the terms, conditions, and attached stipulations of this lease, the Secretary of the Interior's regulations and formal orders in effect as of lease issuance and, when not inconsistent with lease rights granted or specific provisions of this lease, regulations and formal orders hereafter promulgated.

THE UNITED STATES OF AMERICA

Type of lease:		by Debra Marsh
(Signing Officer)
☐	Noncompetitive	Svy, LLE	9/21/09
		(Title)	(Date)
☐	Competitive

☐	Other	EFFECTIVE DATE OF LEASE OCT 01 2009

4.	(a)	Undersigned certifies that:

(1) Offeror is a citizen of the United States; an association of such citizens; a municipality; or a corrporation organized under the laws of the United States, any State or the District of Columbia; (2) All parties holding an interest in the offer are in compliance with 43 CFR 3200 and the authorizing Act; (3) Offeror's chargeable interests, direct and indirect, do not exceed that allowed under the Act; and (4) Offeror is not considered a minor under the laws of the State in which the lands covered by this offer are located.

(b)

Undersigned agrees that signature to this offer constitutes acceptance of this lease, including all terms, conditions and stipulations of which offeror has been given notice, and any amendment or separate lease that may cover any land described in this offer open to lease application at the time this offer was filed but omitted for any reason from this lease. The offeror further agrees that this offer cannot be withdrawn, either in whole or part, unless the withdrawal is received by the BLM State Office before this lease, an amendment to this lease, or a separate lease, whichever covers the land described in the withdrawal, has been signed on behalf of the United States.

This offer will be rejected and will afford the offeror no priority if it is not properly completed and executed in accordance with the regulations, or if it is not accompanied by the required payments. Title 18 U.S.C. Sec. 1001 makes it a crime for any person knowingly and willfully to make to any Department or agency of the United States any false, fictitious or fraudulent statements or representations as to any matter within its jurisdiction.

Duly executed this 22 day of June, 2001	<signed>
(Signature of Lessee or Attorney-in-fact)

LEASE TERMS

Sec. 1. Rentals - Rentals shall be paid to proper office of lessor in advance of each lease year until there is production in commercial quantities from the leased lands. Annual rental rates per acre or fraction thereof are: $1 for noncompetitive leases and $2 for competitive leases.

If this lease or a portion thereof is committed to an approved cooperative or unit plan which includes a well capable of producing leased resources, and the plan contains a provision for allocation of production, royalties shall be paid on the production allocated to this lease. However, annual rentals shall continue to be due for those lands not within a participating area.

Failure to pay annual rental, if due, on or before the anniversary date of this lease (or next official working day if office is closed) shall automatically terminate this lease by operation of law. Rentals may be suspended by the Secretary upon a sufficient showing by lessee.

Sec. 2. Royalties - Royalties shall be paid to proper office of lessor. Royalties shall be computed in accordance with regulations and orders. Royalty rates on production are: 10 percent for steam, heat, or energy; 5 percent for byproducts; and 5 percent for demineralized water.

Lessor reserves the right to establish reasonable minimum values on production after giving lessee notice and an opportunity to be heard. Royalties shall be due and payable on the last day of the month following the month in which production occurred.

A minimum royalty shall be due for any lease year beginning on or after the commencement of production in commercial quantities in which royalty payments aggregate less than $2 per acre. Lessee shall pay such difference at the end of lease year. This minimum royalty may be waived, suspended, or reduced, and the above royalty rates may be reduced for all or portions of this lease if the Secretary determines that such action is necessary to encourage the greatest ultimate recovery of the leased resources, or is otherwise justified.

Sec. 3. Bonds - Lessee shall file and maintain any bond required under regulations.

Sec. 4. Diligence, rate of development, unitization, and drainage - Lessee shall perform diligent exploration as required by regulations and shall prevent unnecessary damage to, loss of, or waste of leased resources. Lessor reserves right to specify rates of development and production in the public interest and to require lessee to subscribe to a cooperative or unit plan, within 30 days of notice, if deemed necessary for proper development and operation of the area, field, or pool embracing these leased lands. Lessee shall drill and produce wells necessary to protect leased lands from drainage or pay compensatory royalty for drainage in amount determined by lessor

Sec. 5. Documents, evidence, and inspection - Lessee shall file with proper office of lessor, not later than (30) days, after effective date thereof, any contract or evidence of other arrangement for the sale or disposal of production. At such times and in such form as lessor may prescribe, lessee shall furnish detailed statements showing amounts and quality of all products removed and sold, proceeds therefrom, and amount used for production purposes or unavoidably lost. Lessee may be required to provide plats and schematic diagrams showing development work and improvements, and reports with respect to parties in interest, expenditures, and deprecation costs.

In the form prescribed by lessor, lessee shall keep a daily drilling record, a log, and complete information on well surveys and tests and keep a record of subsurface investigations and furnish copies to lessor when required. Lessee shall keep open at all reasonable times for inspection by any authorized officer of lessor, the leased premises and all wells, improvements, machinery, and fixtures thereon, and all books, accounts, map, and records relative to operations, surveys, or investigations on or in the leased lands. Lessee shall maintain copies of all contracts, sales agreements, accounting records, and documentation such as billings, invoices, or similar documentation that support costs claimed as manufacturing, preparation and/or transportation costs. All such records shall be maintained in lessee's accounting offices for future audit by lessor, Lessee shall maintain required records for 6 years after they are generated or, if an audit or investigation is underway, until released of the obligation to maintain such records by lessor.

During existence of this lease, information obtained under this section shall be closed to inspection by the public in accordance with the Freedom of Information Act (5 U.S.C. 552).

Sec. 6. Conduct of operations - Lessee shall conduct operations in a manner that minimizes adverse impacts to the land, air, and water, to cultural, biological, visual, and other resources, and to other land uses or users. Lessee shall take reasonable measures deemed necessary by lessor to accomplish the intent of this section. To the extent consistent with leased rights granted, such measueres may include, but are not limited to, modification to siting or design of facilities, timing of operations, and specification of interim and final reclamation measures. Lessor reserves the right to continue existing uses and to authorize future uses upon or in the leased lands, including the approval of easements or rights-of-ways. Such uses shall be conditioned so as to prevent unnecessary or unreasonable interference with rights of lessees.

Prior to disturbing the surface of the leased lands, lessee shall contact lessor to be apprised of procedures to be followed and modifications or reclamation measures that may be necessary. Areas to be disturbed may require inventories or special studies to determine the extent of impacts to other resources. Lessee may be required to complete minor inventories or short term special studies under guidelines provided by lessor. If in the conduct of operations, threatened or endangered species, objects of historic or scientific interest, or substantial unanticipated environmental effects are observed, lessee shall immediately contact lessor. Lessee shall cease any operations that would result in the destruction of such species or objects.

Sec. 7.  Productions of byproducts - If the production, use, or conversion of geothermal resources from these leased lands is susceptible of producing a valuable byproduct or byproducts, including commercially demineralized water for beneficial uses in accordance with applicable State water laws, lessor may require substantial beneficial production or use thereof by lessee.

Sec. 8. Damages to property - Lessee shall pay lessor for damage to lessor's improvements, and shall save and hold lessor harmless from all claims for damage or harm to persons or property as a result of lease operations.

Sec. 9. Protection of diverse interests and equal opportunity - Lessee shall maintain a safe working environment in accordance with standard industry practices and take measures necessary to protect the health and safety of the public. Lessor reserves the right to ensure that production is sold at reasonable prices and to prevent monopoly.

Lessee shall comply with Executive Order No. 11246 of September 24, 1965, as amended, and regulations and relevant orders of the Secretary of Labor issued pursuant thereto. Neither lessee nor lessee's subcontractor shall maintain segregated facilities.

Sec. 10. Transfer of lease interests and relinquishment of lease - As required by regulations, lessee shall file with lessor, any assignment or other transfer of an interest in this lease. Lessee may relinquish this lease or any legal subdivision by filing in the proper office a written relinquishment, which shall be effective as of the date of filing, subject to the continued obligation of the lessee and surety to pay all accrued rentals and royalties.

Sec. 11. Delivery of premises - At such time as all or portions of this lease are returned to lessor, lessee shall place all wells in condition for suspension or abandonment, reclaim the land as specified by lessor, and within a resonable period of time, remove equipment and improvements not deemed necessary by lessor for preservation of producible wells or continued protection of the environment.

Sec. 12. Proceedings in case of default - If lessee fails to comply with any provisions of this lease, and the noncompliance continues for 30 days after written notice thereof, this lease shall be subject to cancellation in accordance with the Act. However, if this lease includes land known to contain a well capable of production in commercial quantities, it may be cancelled only by judicial proceedings. This provision shall not be construed to prevent the exercise by lessor or any other legal and equitable remedy, including waiver of the default. Any such remedy or waiver shall not prevent later cancellation for the same default occurring at any other time.

Whenever the lessee fails to comply in a timely manner with any of the provisions of the Act, this lease, the regulations, or formal orders, and immediate action is required, the Lessor may enter on the leased lands and take measures deemed necessary to correct the failure at the expense of the Lessee.

Sec. 13. Heirs and successors-in-interest - Each obligation of this lease shall extend to and be binding upon, and every benefit hereof shall inure to, the heirs, executors, administrators, successors, or assigns of the respective parties hereto.

CACA43302

Exhibit A

In addition to the lease terms and requirements contained in the lease form, the lessee shall comply with the following special stipulations:

ENDANGERED SPECIES ACT
SECTION 7 CONSULTATION STIPULATION
The lease area may now or hereafter contain plants, animals, or their habitats determined to be threatened, endangered, or other special status species. BLM may recommend modifications to exploration and development proposals to further its conservation and management objective to avoid BLM-approved activity that will contribute to a need to list such a species or their habitat. BLM may require modifications to or disapprove proposed activity that is likely to result in jeopardy to the continued existence of a proposed or listed threatened or endangered species or result in the destruction or adverse modifications of a designated or proposed critical habitat, BLM will not approve any ground-disturbing activity that may affect any such species or critical habitat until it completes its obligations under applicable requirements of the Endangered Species Act, 16 USC § 1531 et seq., as amended, including completion of any required procedure for conference or consultation.

CULTURAL RESOURCE PROTECTION
LEASE STIPULATION
This lease may be found to contain historic properties and/or resources protected under the National Historic Preservation Act (NHPA), American Indian Religious Freedom Act, Native American Graves Protection and Repatriation Act, E.O. 13007, or other statutes and executive orders. The BLM will not approve any ground disturbing activities that may affect any such properties or resources until it completes its obligations under applicable requirements of the NHPA and other authorities. The BLM may require modification to exploration or development proposals to protect such properties, or disapprove any activity that is likely to result in adverse effects that cannot be successfully avoided, minimized or mitigated.

UNITIZATION STIPULATION
The lessee shall fully commit the lease to a geothermal unit acceptable to the Bureau of Land Management within 6 months of the effective date of the lease. Failure to commit the lease to a geothermal unit acceptable to the Bureau of Land Management shall subject the lease to cancelation.

Lessee: Ormat Nevada, Inc.

By:	<signed>	5 - 15 - 09
	(Signature)	(Date)

AUTHORIZED REPRESENTATIVE
(Title)